Exhibit 99.4

PERDIGÃO S.A.

CNPJ nº 01.838.723/0001-27

A Public Company

NIRE 35.300.149.947

NOTICE OF CONVENING

EXTRAORDINARY GENERAL MEETING

The Shareholders of Perdigão S. A. are hereby invited to meet at an Extraordinary General Meeting to be held on February 27 2009 at 11:00 a.m. at the Company’s registered offices at Av. Escola Politécnica, 760 in the city and state of São Paulo to deliberate on the following agenda:

1.               To ratify the choice of appraising company (experts) appointed by the Board of Directors for preparing the Book Evaluation Report of Perdigão Agroindustrial S.A. for the purposes of its incorporation by the Company;

2.               To approve the Evaluation Report and the Protocol and Justification for Incorporation of Perdigão Agroindustrial S.A. by Perdigão S.A.; and

3.               To approve the Incorporation of Perdigão Agroindustrial S.A. by Perdigão S.A. with the consequent extinguishment of the former corporation.

(1) Powers of attorney to be represented at the Extraordinary General Meeting shall be delivered to the Company’s registered offices by 2:00 p.m. on February 23 2009.

(2) Documentation on the matters to be deliberated upon at the Extraordinary General Meeting hereby convened can be found at the disposal of the shareholders at the Company’s registered offices.

São Paulo, February 11 2009.

Nildemar Secches

Chairman of the Board of Directors